UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Corner Growth Acquisition Corp. 2
(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G2426E104

(CUSIP Number of Class A Ordinary Shares)

Marvin Tien
251 Lytton Avenue Suite 200
Palo Alto, California 94301
(650) 543-8180

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Carl P. Marcellino
Christopher J. Capuzzi
Ropes & Gray LLP
1211 Avenue of the Americas
New York, New York 10036
(212) 596-9000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) by Corner Growth Acquisition Corp. 2 (the “Company”) on October 21, 2022, as amended by that Amendment No. 1 to Schedule TO filed by the Company with the SEC on October 24, 2022, as further amended by Amendment No. 2 to Schedule TO filed by the Company with the SEC on December 6, 2022, as further amended by Amendment No. 3 to Schedule TO filed by the Company with the SEC on December 16, 2022, and as further amended by Amendment No. 4 to Schedule TO filed by the Company with the SEC on December 28, 2022, with respect to the offer by the Company to purchase and redeem all shares of its Class A ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), at a price of $10.21 per share of Class A Ordinary Shares, net to the seller in cash and without interest upon the terms and subject to the conditions set forth in the Offer to Redeem, dated October 21, 2022 (the “Offer to Redeem”) and the accompanying Letter of Transmittal (the “Redemption Offer Letter of Transmittal”) (which together, as they may be amended or supplemented from time to time, constitute the “Redemption Offer”), each of which was filed as an exhibit to the Schedule TO. The Redemption Offer expired at 5:00 p.m., Eastern time, on January 6, 2023.

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer. This Amendment, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to Rule 12b-15 under the Exchange Act, this Amendment amends and supplements only the items to the Schedule TO that are being amended and supplemented and unaffected items and exhibits are not included herein.

Items 1 through 11.

The information set forth under these Items of the Schedule TO is hereby supplemented by adding the following:

The Offer expired at 5:00 p.m., Eastern time, on January 6, 2023. Based upon information provided by Continental Stock Transfer & Trust Company, the depositary for the Redemption Offer, a total of 4,101,830 Class A Ordinary Shares were validly tendered and not withdrawn in the Redemption Offer. The Company accepted for purchase all such Class A Ordinary Shares at a purchase price of approximately $10.21 per share for an aggregate purchase price of approximately $41,879,684.30.

On January 10, 2023, the Company issued a press release announcing the final results of the Redemption Offer as set forth above. A copy of the press release is filed as Exhibit (a)(5)(v) to the Schedule TO and is incorporated herein by reference.

Item 12.

Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(v)	Press Release announcing the final results of the Redemption Offer, dated January 10, 2023.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2023

CORNER GROWTH ACQUISITION CORP. 2

By:	/s/ Marvin Tien
Name:	Marvin Tien
Title:	Chief Executive Officer and Co-Chairman

EXHIBIT INDEX

(a)(1)(i)*	Offer to Redeem, dated October 21, 2022.
(a)(1)(ii)*	Form of Redemption Offer Letter of Transmittal (including IRS Form W-9)
(a)(1)(iii)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(iv)*	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)**	Press Release, dated October 21, 2022.
(a)(5)(ii)***	Press Release announcing extension of the Redemption Offer, dated December 5, 2022.
(a)(5)(iii)****	Press Release announcing extension of the Redemption Offer, dated December 16, 2022.
(a)(5)(iv)*****	Press Release announcing additional contributions to Trust Account and extension of the Redemption Offer, dated December 27, 2022.
(a)(5)(v)#	Press Release announcing the final results of the Redemption Offer, dated January 10, 2023.
(b)	Not applicable.
(c)	Not applicable.
(d)(i)	Registration and Shareholder Rights Agreement among the Company, the Sponsor and the Holders signatory thereto (incorporated by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K filed on June 23, 2021, File No. 001-40510)
(d)(ii)	Private Placement Warrants Purchase Agreement between the Company and the Sponsor (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed on June 23, 2021, File No. 001-40510)
(d)(iii)	Administrative Services Agreement between the Company and the Sponsor (incorporated by reference to Exhibit 10.5 of the Registrant’s Current Report on Form 8-K filed on June 23, 2021, File No. 001-40510).
(d)(iv)	Form of Letter Agreement between the Company, the Sponsor and each director and executive officer of the Registrant (incorporated by reference to Exhibit 10.8 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on March 30, 2021, File No. 333-253747).
(d)(v)	Form of Indemnity Agreement between the Company and each director and executive officer of the Registrant (incorporated by reference to Exhibit 10.4 of the Registrant’s Registration Statement on Form S-1/A, filed with the SEC on March 30, 2021, File No. 333-253747).
(d)(vi)	Warrant Agreement between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed on June 23, 2021, File No. 001-40510).
(d)(vii)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on June 23, 2021, File No. 001-40510).
(d)(viii)	Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K filed on June 23, 2021, File No. 001-40510).
(d)(ix)	Extension Amendment to the Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K filed on June 16, 2022, File No. 001-40510).
(d)(x)	Promissory Note (incorporated by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form S-1 filed on March 1, 2021).
(d)(xi)	Securities Subscription Agreement (incorporated by reference to Exhibit 10.7 of the Registrant’s Registration Statement on Form S-1 filed on March 1, 2021).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table

* Previously filed with the Schedule TO on October 21, 2022.

** Previously filed with Amendment No. 1 to the Schedule TO on October 24, 2022.

*** Previously filed with Amendment No. 2 to the Schedule TO on December 6, 2022.

**** Previously filed with Amendment No. 3 to the Schedule TO on December 16, 2022.

***** Previously filed with Amendment No. 4 to the Schedule TO on December 28, 2022.

# Filed herewith.